UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 24, 2019

McDONALD'S CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	1-5231	36-2361282
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

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110 North Carpenter Street
Chicago, Illinois
(Address of Principal Executive Offices)

60607
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period   ☐
for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) Compensatory Arrangements of Certain Officers

Awards to Certain Executive Officers under the Target Incentive Plan ("TIP") for 2019

The Compensation Committee (the "Committee") of the Board of Directors of McDonald's Corporation (the "Company") approved the payout structure for the 2019 TIP awards for executives.

The target 2019 TIP awards for the Company's "named executive officers" for whom disclosure was required in the Company's most recent proxy statement (and who remain employed with the Company) are as shown in the table below.

Name	Position	Target TIP Award as a Percentage of Base Salary
Stephen Easterbrook	President and Chief Executive Officer	180%
Kevin Ozan	Executive Vice President and Chief Financial Officer	100%
Christopher Kempczinski	President, McDonald's U.S.A.	100%
Silvia Lagnado	Executive Vice President, Global Chief Marketing Officer	80%

TIP payouts will be determined primarily by growth in the Company's operating income and comparable guest counts in 2019 over its 2018 performance. Operating income and comparable guest counts are measured on a consolidated or business segment level basis, as applicable to each individual's award. For Messrs. Easterbrook and Ozan and Ms. Lagnado the payout will be based on consolidated performance. For Mr. Kempczinski, the payout will be based on a combination of the performance of McDonald's U.S.A. and consolidated performance.

In addition to operating income and comparable guest count performance, 2019 TIP payouts to the officers listed above may also be impacted, positively or negatively, by the Company's performance against a pre-established modifier that is closely linked to the Company's Velocity Growth Plan.

The maximum TIP award that any of the above individuals can earn in 2019 is 200% of the target award.

For compensation purposes, performance results may be adjusted from that reported in our financial statements. Specifically, operating income is expressed in constant currencies to more accurately reflect underlying business trends. In addition, certain income and/or expense items that are not indicative of ongoing results may be excluded at the discretion of the Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: February 27, 2019   By: /s/ Denise A. Horne
                                                   Denise A. Horne
                                                   Corporate Vice President, Associate General Counsel
                                                   and Assistant Secretary